GREENBERG TRAURIG LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

July 19, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Ms. Karen J. Garnett
           Assistant Director, Division of Corporation Finance

Re:	By Design, Inc.
Preliminary Information Statement on Schedule 14C
Supplemental response dated July 12, 2010 File No. 000-53220___________________________

Ladies and Gentlemen:

On behalf of our client, By Design, Inc., we have set forth below responses to the comment contained in the staff’s letter dated July 16, 2010 (copy attached), relating to the captioned preliminary information statement.

Comments

Comment 1:  In response to your comment, we have reviewed further details supporting our conclusion that no “solicitation” was conducted by or on behalf of By Design within the meaning of Securities Exchange Act Rule 14a-1(1), in connection with the approval by majority By Design stockholders of a corporate name change and authorized capitalization increase.

These two approved corporate actions were identified and well understood by the new stockholders, who performed due diligence and invested in By Design.  According to new management, these new stockholders were aware that, by virtue of the new issuance of shares, By Design was left with no authorized, unissued shares.  As a result, they independently prompted By Design to amend its charter promptly to allow for additional authorized shares.

The voting stockholders acted independently, but knowing one another and having participated in previous transactions, the stockholders came together to back management in expanding the company.  The stockholders consented to the two corporate actions at various times through communications with new management.  We believe these communications were received “upon the unsolicted request of such security holder[s],” pursuant to the solicitation exception contained in Securities Exchange Act Rule 14a-1(1)(2)(i).

Accordingly, it is our view that no solicitation was conducted by or on behalf of By Design in connection with By Design’s recent transactions.

Concluding Note

Should you or any other member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me (212-801-9221) or Gary S. Ohlbaum, President and Chief Executive Officer of By Design (860-604-5892).

If at all possible, we would appreciate a telephone call by the end of business on Tuesday, July 20, 2010, in the event the staff disagrees with our position in this letter.

Very truly yours,
/s/Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Adam F. Turk, Esq. Staff Attorney, Division of Corporation Finance Mr. Gary S. Ohlbaum

BY DESIGN, INC.
2519 East Kentucky Avenue
Denver, Colorado 80209

July 19, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Karen J. Garnett
Assistant Director, Division of Corporation Finance

Re:       By Design, Inc.
Preliminary Information Statement on Schedule 14C
Supplemental response dated July 12, 2010
File No. 000-53220_________________________

Ladies and Gentlemen:

In connection with By Design’s response to the comment received from the staff of the U.S. Securities and Exchange Commission by letter dated July 16, 2010, By Design acknowledges:

1. By Design is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. By Design may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BY DESIGN, INC.

By: /s/ Gary S. Ohlbaum
Gary S. Ohlbaum
President, Chief Executive Officer and
Chief Financial Officcer

cc:           Adam F. Turk, Esq.